FUSION-FUEL™

HTOO 1H 2025 Investor Update

September 17th, 2025



FUSION-FUEL™

Disclaimer

This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the "Company"). Such statements are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. The Company's actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predict," "potential," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted. Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company's control, including, among other things: the failure to obtain required regulatory approvals; changes in Portuguese, Spanish, Moroccan, or European green energy plans; the ability to obtain additional capital; field conditions and the ability to increase production capacity; supply chain competition; changes adversely affecting the businesses in which the Company is engaged; management of growth; general economic conditions, including changes in the credit, debit, securities, financial or capital markets; and the impact of COVID-19 or other adverse public health developments on the Company's business and operations. Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse.

The forward-looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results.

The Company cautions readers not to place undue reliance upon any forward-looking statements and projections, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Financial Update Presentation
The Company's consolidated financial data is prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board ("IFRS") and is denominated in Euros ("EUR" or "€"). The numbers shown in this presentation have not been audited and therefore may vary to the final financial results disclosed by the company as part of the annual report. The unaudited consolidated financial data reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial data for the periods indicated. The unaudited consolidated financial data should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2021 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2021.

Use of Social Media as a Source of Material News
The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company. It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

Agenda 17th of September 2025

1. Financial Update
2. Business Update
    a) BrightHy Solutions
    b) Al Shola Gas
3. M&A Transactions Update
4. Closing


LPG TANKER
CAPACITY : 25100 LTR
AL SHOLA AL MODEA GAS DISTRIBUTION LLC
No Smoking
DANGER


FUSION FUEL
Endless energy.
Unlimited future.



FUSION-FUEL™

VISION

Driving sustainable growth in tomorrow's energy market by leveraging today's energy market.

MISSION

To be an owner and manager of multiple independent, fast-growing, profitable companies in the energy and utilities sectors.



INTEGRATED ENERGY PLATFORM OF THE FUTURE

FUSION-FUEL™

- Fusion Fuel offers comprehensive energy engineering and supply solutions for both conventional gas and green hydrogen.
- Today, we deliver the vital energy that is in high demand for heating, cooling, cooking, transportation, and more.
- We are designing and delivering innovative green hydrogen and clean energy solutions to ensure that we will be a leading global provider of sustainable energy solutions of the future.
- Beyond our organic growth, we are pursuing profitable acquisitions, joint ventures, and innovative deals to expand globally and develop a multi-energy platform bolstered by innovation that boosts shareholder value.

FUSION-FUEL™

INDUSTRIAL BUSINESS

QUALITY INDUSTRIAL CORP.

ASG LLC



UPSTREAM
MIDSTREAM
DOWNSTREAM
OFFSHORE
OIL & GAS EQUIPMENT
ENERGY MANAGEMENT
STORAGE SOLUTIONS
DISTRIBUTION
REFINED ENERGY DELIVERY
PIPELINE
OIL & GAS INFRASTRUCTURE
RENEWABLE ENERGY
INFRASTRUCTURE
INSTALATION SERVICES
END TO END SUPPORT
TRANSPORT
END TO END LOGISTICS

GREEN ENERGY SOLUTIONS

BrightHy Solutions

ENGINEERING SCOPE OF SERVICES

- Advisory Concept & Proposal
- Engineering FEL I – III Studies
- Equipment Procurement & Sourcing
- Construction & Legalization
- Operation & Maintenance Procedures

2025 HIGHLIGHTS TO DATE

70%
Revenue Growth Forecast YoY

54%
Cost Reduction Forecast YoY

USD 8.2m
Raised by Aug´25

NASDAQ
Listing Compliance Restored

M&A
Driving Growth & Value

Improved
Balance Sheet & Cap Table

1H 2025 KEY EVENTS

FUSION FUEL™

Key Developments in H1 2025

- Issued $2.6m in senior convertible notes and granted 5.15m warrants; established a $25m Committed Equity Facility (not yet drawn).
- Transferred to Nasdaq Capital Market and secured additional 180 days to regain compliance with minimum bid price requirement.
- Incorporated BrightHy focused on the hydrogen solutions business. BrightHy entered into an agent agreement with Sungrow Hydrogen.
- Al Shola Gas secured ~$4m in engineering, supply & installation contracts, plus 1,800+ residential and 2 commercial service contracts, adding ~$1m in estimated annual recurring revenue.
- Signed a non-binding Head of Terms to acquire 100% of a UK-based fuel distribution company with ~£42m revenue & ~£6.8m net income in FY ending April 2025).

Subsequent Events 2H 2025

- Executed a 1-for-35 reverse share split of its Class A ordinary shares, effective 14 July 2025.
- Converted $2.28m of convertible notes into Class A shares at $4.65 per share; launched a $ 4.3m private placement.
- On 5 August 2025, Nasdaq confirmed the Company regained minimum bid price and annual general meeting requirements, maintaining its listing on the Nasdaq Capital Market.
- By 22 July 2025, under the ATM facility, the company sold 210,894 (post-split equivalent) class A ordinary shares and raised net proceeds of $ 1.99m.
- Bright Hydrogen Solutions entered an agency agreement with Houpu Global Clean Energy for and signed a non-binding term sheet for a prospective project-funding partnership of up to € 30m over four years.
- Al Shola Gas reported around $ 1.38m of new LPG, engineering & supply projects in Dubai.
- Fusion Fuel executes Heads of Terms with Alien Energy contemplating landmark industrial decarbonization project in South Africa.

Note: For further detail and break-down of the financial results for 1H 2025 please refer to the full financial statements filed on September 8th 2025.

GROUP FINANCIALS – 1H 2025 (REVIEWED)

FUSION-FUEL™

Key Results / Metrics (€'000)

Profit/(loss)	1H 2025	1H 2024
Revenues	6,930	-
Cost of goods sold	(4,864)	197
Other operating expenses	(2,973)	(7,015)
One-off Expenses	(1,494)	
Share based payment expense (non-cash)	(438)	(1,045)
Add-back loss attributed to QIND minority holders	490	
Loss attributable to Parent*	**(2,349)**	**(7,948)**

Balance sheet	1H2025	YE 2024
Non-current assets	21,123	21,124
Cash balance	343	214
Receivables	3,340	3,064
Inventory	800	1,130
Other long-term payables	(2,944)	(4,260)
Other short-term liabilities	(12,661)	(10,374)
Convertible notes & warrants	(4,118)	(2,638)

Key developments in 1H 2025

Revenues

- **Al Shola Gas**: Inflows of €6.9m from Al Shola Gas, of which 55% is from recurring fuel distribution and sale and 45% from engineering & maintenance contracts

Expenses

- **SGA:** Significantly driven by wage and salary expenses, in addition to professional fees related to transactions and capital raises, SEC related activity, audit fees, listing fees and insurances.
- **One-off Expenses**: The 1H 2025 expense includes around €1.5m in one-off expenses, driven by QIND related to historic personnel expenses, transaction expenses and stamp duty charges.
- **Equity linked non-cash expenses:** main items include the Board´s equity linked compensation as well as changes to the underlying value of outstanding warrants and notes.
- **Other expenses:** Is primarily driven by interest on convertible notes in QIND

Capital Raise & Developments

- Convertible notes issued resulting in a net raise of €1.8m & €0.4m net proceeds from the ATM facility
- During July 2025, 90% of the notes above along with the Belike Nominee notes and warrants were converted, the company also closed a $4.3m PIPE and received $1.5m net proceeds from the ATM facility.

Note: For further detail and break-down of the financial results for 1H 2025 please refer to the full financial statements filed on September 8th 2025.

GROUP FINANCIALS – 2025 GUIDANCE

FUSION FUEL™

2024 FULL YEAR

Fusion Fuel Revenue: €1.6m

Includes 1-month QIND consolidation;

No revenue from insolvent entity.

QIND Revenue: €10m (USD 11.2m)

Assuming full-year consolidation with QIND in 2024

Op. Expenses: €16.9m (€13.5m excl. legacy write down)

- €11.4m general admin & finance expenses
- €3.4m legacy asset write-down
- €2.1m non-cash share-based payments

70% Revenue Growth

54% Op. Cost Reduction

2025 FULL YEAR GUIDANCE [1,2]

Revenue: €17.4m

€16.9m: Al Shola Gas - signed contracts & recurring LPG

€0.5m: BrightHy - pipeline projects & infrastructure vehicle

Op. Expenses[3] (excl. one-off payments): €6.2m

Reduction of €7.3m vs. 2024 driven by exit of loss-making entity

1. Forecasts are indicative and may not fully reflect revenue recognition principles; reported results may therefore differ. They are based on FX rates at the presentation date with no adjustments for later fluctuations and only reflect current operating entities (excluding planned acquisitions).
2. Projections are derived from Fusion Fuel's financial and business model, constitute forward-looking statements, and are subject to risks, uncertainties, and assumptions that could cause actual results to differ materially. See disclosures and disclaimers at the start of this presentation.
3. Operating expenses excludes cost of sales and one-off expenses relating to approx. €3.5m of legacy debts expected to be paid as part of a payment plan through to 2026. The company still expects to make a Net Loss in 2025 with all costs included.

FUSION-FUEL™

Bright Hydrogen Solutions



BRIGHTHY SOLUTIONS – VALUE PROPOSITION

FUSION-FUEL™


In-depth Hydrogen Expertise
Agile & Fast Response Capabilities
Best in Class Technology Approach
Strategic Partnerships
Broad Commercial Network

In-depth Hydrogen Expertise

One of the few players with experience developing green hydrogen projects from concept to commissioning.

Agile & Fast Response Capabilities

Providing end-to-end or partial solutions through the complexities of bringing a green hydrogen project to life.

Best in class Technology Approach

Designing the plant for the client´s specific needs and purpose without predetermined specifications.

Strategy Engineering Partnerships

Partnerships with specialized technical expertise and leading specialized equipment providers.

Broad Commercial Network

Leveraging an extensive business development network across market segments and geographies.

BRIGHTHY SOLUTIONS – BUSINESS UPDATE

FUSION-FUEL™

BrightHy Solutions is building on its proven expertise and has become a leading player for hydrogen solutions in the small to mid size in Iberia having already been selected for several tender offers.





HYDROGEN SOLUTIONS PIPELINE

Tenders Won and Now in Final Contract Negotiations:

2 MW – Full Plant Delivery

0.6 MW – Procurement Advisory, Integration & Commissioning

15 MW Plant – FEED Engineering Services

Overview of Projects in Final Tender Rounds:

15 MW Plant – Procurement Advisory / Supply Contract

25 MW Plant – Equipment Supply Contract

450 barg Compression & 1 Ton Storage Solution

Along with multiple small size projects in negotiations

BRIGHTHY SOLUTIONS – INVESTMENT VEHICLE

FUSION-FUEL™

BrightHy Solutions is creating a strategic investment vehicle, which it will manage and be compensated for, with a management and performance fee, that is focused on hydrogen solutions for industrial use.

INFRASTRUCTURE INVESTMENT VEHICLE

Target Size: €30 million

Term Sheet signed and final contract negotiations ongoing

Hydrogen Plants Target Profile:

CAPEX between €2-5m and a permitted range of €1-10m

10-15% unlevered IRR

Investment grade offtake counterparts

The first plant is being contracted and expected to go live in 2026

This asset will be designed, engineered and installed by BrightHy Solutions.



Bright Hydrogen Holding Co.
Manager: BrightHy
H2 Plant SPV I
H2 Plant SPV II
...
H2 Plant SPVn

BrightHy to hire engineering, licensing, EPC, equipment supplier partners as needed per project-

For projects functions will be executed by BrightHy Solutions directly.

FUSION-FUEL™

Al Shola Gas



AL SHOLA GAS – H1 2025 SUMMARY

FUSION FUEL™

Founded in 1980, Al Shola Gas is one of Dubai's leading gas engineering and utility companies.

- Dubai is one of the world's fastest-growing economies and cities, driving construction and, consequently, gas consumption
- Fusion Fuel's majority owned subsidiary, QIND has invested over $1m into growth activities in Al Shola Gas during H1 2025
- On track to exceed average YOY Growth of Over 30%
- Grown from 100 to 130 team members and fleet from 54 to 56 vehicles, servicing nearly 38,000 end customers

H1 2025 Highlights:

- Secured over $6.7m in new contracts
- ~$1.77m in annual recurring revenues from new supply contracts

Comparative Metrics vs 2024	1H 2025	FY 2024
No. of new customers signed	115	198
No. of engineering contracts signed	248	491
LPG sold (volume)	5,047 MT	9,613 MT



AL SHOLA GAS – ENGINEERING & INSTALLATION







AL SHOLA GAS – ENGINEERING & INSTALLATION

FUSION-FUEL™


Boiler - 01


AL SHOLA GAS
CENTRAL GAS
SYSTEMS



AL SHOLA GAS – ENGINEERING & INSTALLATION

- **$4.5 million in new project awards for the design and installation of Central Gas Systems.**
- **The engineering team has a backlog of scheduled installations for the upcoming 18 months.**
- **30 engineering experts focusing on delivering solutions, and an additional 3 team members added to the sales team to further accelerate growth.**


Boiler - 01
Boiler - 02


LPG TANK-1

AL SHOLA GAS – FUEL SUPPLY


LPG TANKER
ASG
AL SHOLA GAS
DANGER
VOLVO


اسطوانات
مؤسسة الش

AL SHOLA GAS – LPG SUPPLY

- **New Contract Revenue: $1.77 million in new contracts for bulk gas supply.**
- **Contract Renewals: Over $500,000 in bulk gas supply contract renewals.**
- **Margin Achievement: Achieving 40%+ margins in bulk gas supply.**
- **New Bobtail Trucks: Two new trucks on order ($185k each) and expected to be added to the fleet within 3-4 months.**
- **Revenue Generation per Truck: ~$100-$130k in monthly revenue generated by each truck, which operate for 12-14 hours per day, 6 days per week.**


AL SHOLA GAS


ASG
DANGER

FUSION-FUEL™

M&A Update



M&A TRANSACTION UPDATE

FUSION-FUEL


M&A Tracker
Live
Paused
Not Pursued

Deal 1: UK Fuel, Gas & AdBlue Distributor (2026 FCST Rev: £50m)	
Stage 1: Non-binding letter of intent signed	✓
Stage 2: Initial due diligence & valuation agreed	✓
Stage 3: Head of terms, transaction structure agreed	✓
Stage 4: Debt raise procedures underway	✓
Stage 5: Finalisation of terms & transaction close	○

Deal 2: South African joint venture with sustainable fuel producer (2026 FCST Rev: $700k)	
Stage 1: Non-binding letter of intent signed	✓
Stage 2: Initial due diligence & valuation agreed	✓
Stage 3: Head of terms, transaction structure agreed	✓
Stage 4: Finalisation of terms & transaction close	○

Deal 3 – Paused

- US solar panel distribution / installation company
- Progressed through Stage 2
- On pause pending clarity on US renewable energy policies

FUSION-FUEL™

Closing



KEY 2025 MILESTONES

FUSION FUEL™

2025 is the year of transformation - our turnaround to profitable, scalable growth, delivering on our mission and vision for the energy sector's future.

1 – CAPITAL RAISE

- ✓ Raise capital to ensure ongoing business
- ○ Raise capital / debt for strategic growth & acquisitions

2 – NASDAQ COMPLIANCE

- ✓ Address NASDAQ compliance deficiencies
  - ✓ Minimum bid
  - ✓ Equity Requirements
  - ✓ Hold AGM

3 – ORGANIC GROWTH

- ✓ Client & Revenue Growth in Al Shola Gas
- ✓ Expansion of LPG fleet
- ✓ Opening new markets for Al Shola Gas

4 – BRIGHTHY LAUNCH

- ✓ Launch Hydrogen Solutions company
- ✓ Start first projects / clients
- ○ Launch hydrogen infrastructure investment vehicle

5 – STRATEGIC M&A

- ✓ Identify strategic complimentary target to deliver growth and drive shareholder value
- ✓ Complete DD and agree on transaction terms / structure
- ○ Close transactions & kick-off integration

✓ Complete
○ In Progress